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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           E.W. BLANCH HOLDINGS, INC.

                           (Name of Subject Company)

                           E.W. BLANCH HOLDINGS, INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   093210102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               DANIEL P. O'KEEFE
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           E.W. BLANCH HOLDINGS, INC.
                            500 N. AKARD, SUITE 4500
                                DALLAS, TX 75201
                                 (214) 756-7000

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:
                          THOMAS W. CHRISTOPHER, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                               NEW YORK, NY 10004
                                 (212) 859-8000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is E.W. Blanch Holdings, Inc., a Delaware corporation ("Blanch" or the "Company"). The address of the principal executive offices of the Company is 500 N. Akard, Suite 4500, Dallas, TX 75201. The telephone number of the principal executive offices of the Company is (214) 756-7000.

SECURITIES.

    The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of March 31, 2001, there were 13,045,434 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS.

    The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

TENDER OFFER.

    This statement relates to the tender offer being made by Barrel Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Benfield Greig Group plc, a public limited company organized under the laws of England and Wales ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 30, 2001 and filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price of $13.50 per Share, net to the selling stockholder in cash, less any required withholding taxes and without interest thereon (the "Offer Consideration"), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and related Letter of Transmittal have been filed as Exhibits 2 and 3 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 15, 2001 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares cancelled in accordance with the Merger Agreement as described below and Shares owned by stockholders of the Company who properly exercise their appraisal rights in accordance with the
DGCL) will be converted into the right to receive the Offer Consideration, less any applicable withholding taxes and without interest (the "Merger Consideration"); each Share that is owned by or held in the treasury of the Company and each Share that is held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company will be cancelled and cease to

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exist, and no consideration will be exchanged for those Shares. A copy of the
Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

    The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares, combined with any Shares already owned by Parent, Purchaser or any of their affiliates, constituting at least a majority of the Shares outstanding at the expiration of the Offer. The Offer is also subject to certain other conditions set forth in Section 1 of the Offer to Purchase, attached hereto as
Exhibit 2 and incorporated herein by reference.

    The Merger Agreement provides that as soon as reasonably practicable on the date Purchaser's Offer to Purchase and Schedule TO are filed with the SEC, the Company will file with the SEC this Schedule 14D-9 containing the recommendation of the Company's Board of Directors (the "Board") that the Company's stockholders tender all their Shares to Purchaser and approve the Merger Agreement and the transactions contemplated thereby. The Company also agrees to disseminate this Schedule 14D-9 to the extent required by Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) its executive officers, directors or affiliates or (b) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

    As set forth in the Schedule TO, the principal offices of Parent are located at 55 Bishopsgate, London EC2N 3BD. The principal offices of Purchaser are located at 55 Bishopsgate, London EC2N 3BD, England, c/o Benfield Greig Group plc.

    1. CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

INFORMATION STATEMENT

    Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (the "Information Statement") which is attached as Schedule I hereto and is incorporated herein by reference. Except as described or referred to herein and in Schedule I, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and
(i) the Company, its executive officers, directors or affiliates, or
(ii) Parent or Purchaser, their respective officers, directors or affiliates.

    In considering the recommendation of the Board set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Board have interests in the Offer and Merger, which are described herein and on
Schedule I hereto and which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with other factors described in Item 4 below.

SEVERANCE AGREEMENTS

    The Company has entered into severance agreements with each of Edgar W. Blanch, Jr., Chairman Emeritus of the Board, Chris L. Walker, Chairman of the Board, Chief Executive Officer and President, Susan B. Wollenberg, Executive Vice President and Chief Financial Officer and Daniel P.

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O'Keefe, Executive Vice President, General Counsel and Corporate Secretary, as
well as several non-executive employees, providing each of these directors, executive officers and employees with certain retention incentives and severance benefits. Under these agreements, upon the consummation of a change of control of the Company (which would occur upon the completion of the Offer) each of these individuals would be entitled to certain benefits if their employment is thereafter terminated or they experience a diminution in their job responsibilities or other adverse change in their employment terms. These benefits include severance pay and other cash payments, legal expenses and any excise tax imposed or interest that accrues as a result of these benefits. These agreements provide that, following such termination, the individual will not be bound by any non-competition provisions contained in his or her employment agreement. A specimen of this severance agreement is filed as Exhibit 7 hereto and is incorporated herein by reference. As discussed below, certain of the non-executive employees of the Company who have entered into severance agreements with the Company have, in connection with entering into new employment agreements with the Company, waived their rights to certain severance benefits.

TREATMENT OF OPTIONS

    The Merger Agreement provides that each option to purchase Shares granted to any employee, consultant or director of the Company or any of its subsidiaries pursuant to certain of the Company's stock option plans that, immediately prior to the Effective Time, is outstanding, whether vested or not vested, shall be canceled in exchange for the right to receive a cash payment as soon as reasonably practicable equal to the product of the excess (if any) of (x) the Merger Consideration over (y) the exercise price per Share under such option multiplied by (ii) the number of Shares covered by such option, less any applicable withholding taxes and without interest.

    At the Effective Time of the Merger, each outstanding option will be cancelled and converted into the right to receive a cash payment of $13.50 minus the exercise price of such option, without interest. The exercise price of all of the options currently held by directors and executive officers of the Company exceeds the Merger Consideration.

TREATMENT OF RESTRICTED STOCK

    All Shares of restricted stock granted to any employee, consultant or director of the Company or any of its subsidiaries that, immediately prior to the Effective Time, are outstanding shall, as of the Effective Time, become fully vested and nonforfeitable Shares, which will be converted into the right to receive the Merger Consideration in accordance with the provisions of the Merger Agreement. Any and all sums paid to the Company or any of its subsidiaries, or withheld from the compensation of any employee, consultant or director of the Company or any of its subsidiaries, in connection with the purchase by any such employee, consultant or director of restricted stock will, if such sums have not yet been used to purchase restricted stock, be returned to such employee, consultant or director as promptly as practicable after the consummation of the Offer. Certain executive officers and directors hold restricted stock.

    2.  THE MERGER AGREEMENT.

    A summary of the material provisions of the Merger Agreement included under the caption "The Merger Agreement" in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

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    3.  EMPLOYMENT AGREEMENTS.

    In connection with the Merger Agreement, the Company, at the request of Parent, entered into employment agreements (with two or three year terms of employment) and forms of a confidentiality agreement and restrictive covenant with approximately 15 of the Company's managers and key employees, in each case conditioned and effective upon the consummation of the Merger. None of the employees that have executed these employment agreements is a director or executive officer of the Company.

    Under these new employment agreements, the employees will generally continue to receive substantially the same salaries and benefits that they received from the Company immediately prior to the signing of the Merger Agreement. Under the confidentiality agreement and restrictive covenant, each employee will be permanently precluded from disclosing proprietary information related to the Company and its affiliates. In addition, the confidentiality agreement and restrictive covenant will preclude each employee during the employee's term of employment and for one year thereafter from (i) soliciting the Company's customers or employees or (ii) making disparaging comments about the Company. In consideration of each employee's willingness to enter into the confidentiality agreement and restrictive covenant (and, in the case of two employees, the release of the Company's obligations under certain change of control severance agreements), the employment agreements provide that, as of the closing date of the Merger, Parent will issue the employee a specified number of restricted stock units of Parent. Each restricted stock unit will represent an employee's right to receive one ordinary share of Parent's ordinary stock, subject to the vesting and delivery restrictions set forth in the employment agreement.

    Parent has also expressed an interest in retaining as employees of the Company Messrs. Blanch, Walker and O'Keefe and Ms. Wollenberg. To date, however, none of these individuals has entered into a new employment agreement providing for employment by the Company after the Merger.

    4.  CONFIDENTIALITY AGREEMENT.

    In connection with the Merger, Parent executed a customary confidentiality agreement and two related letter agreements, each dated November 28, 2000, in order to receive nonpublic information concerning the Company. Pursuant to the confidentiality agreement, Parent agreed to keep confidential information regarding the Company. The confidentiality agreement also contains customary non-solicitation and standstill provisions. The confidentiality agreement and related letter agreements are filed as Exhibit (d)(2) to Schedule TO and are incorporated herein by reference.

    5.  INDEMNIFICATION.

    Pursuant to the Merger Agreement, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time then existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective articles of incorporation or bylaws (or similar organizational documents) will be assumed by the Surviving Corporation in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time. For not less than six years after the Effective Time, Parent will maintain in effect the Company's current directors' and officers' liability insurance policy (or another policy issued by a reputable insurance company, the material terms of which are no less favorable to the directors and officers than the current policy) covering each person currently covered by such policy as of the date of the Merger Agreement for acts and omissions occurring prior to the Effective Time on terms with respect to coverage and amount that are no less favorable in any material respect than those in effect as of the date of the Merger Agreement, provided, however, that Parent and its subsidiaries will not be required to pay annual aggregate premiums for insurance in excess of 150% of the annual aggregate premiums currently paid

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by the Company in respect of such coverage as of the date of the Merger
Agreement. The Parent or Surviving Corporation will make provisions so that any successors and assigns of Parent or the Surviving Corporation will assume the obligations set forth above.

    6.  LEGAL PROCEEDINGS

    The Company, Parent and certain of their respective subsidiaries and directors, officers and employees are parties to a lawsuit entitled E.W. Blanch Co., Inc. and E.W. Blanch Holdings, Inc. v. Rodman Fox, Paul Karon, and Benfield Greig Group plc, Benfield Greig (Holdings) Inc., Benfield Greig, Inc., Bates Turner Intermediaries, L.L.C., and Benfield Greig, L.L.C. v. Edgar W. Blanch, Jr. and Chris Walker (Tex., No. 00-3215-C), as well as the following two interlocutory appeals from this lawsuit: (i) E.W. Blanch Co., Inc. and E.W. Blanch Holdings, Inc. v. Rodman Fox, Paul Karon, and Benfield Greig, LLC (Tex. App., No. 05-00-01031-CV) and (ii) In Re Rodman Fox, et al. (Tex. App.,
No. 05-01-00515-CV). These legal proceedings stem from the resignation of Rodman Fox, a former director of the Company and a former executive officer of a subsidiary of the Company, who is now an executive officer of a subsidiary of Parent, and Paul Karon, who was an executive officer of a subsidiary of the Company. Following Mr. Fox's resignation from the Company on March 20, 2000, he sued the Company seeking a declaration that the restrictive covenants in his employment agreement with the Company were unenforceable. The Company counterclaimed against Messrs. Fox and Karon and Parent, alleging breach of fiduciary duty, misappropriation of confidential information, tortious interference with contractual relations and violation of restrictive covenants, based on alleged actions by these parties both before and after Messrs. Fox and Karon resigned from the Company. For a more complete description of the facts and circumstances surrounding these cases and the progress of these cases, please refer to note 3 of Item 3 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Pursuant to the Merger Agreement, the parties have agreed to stay these legal proceedings pending the consummation of the Offer. The stay postpones a trial date which had been set for July 10, 2001. In the event the Merger is consummated, these actions would be dismissed. The parties to the actions would no longer have liability for, or potential value from, the proceedings.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD.

    The Board, at a meeting duly called and held at which all directors were present, unanimously (a) has determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to, and in the best interests of, the Company and its stockholders; (b) has authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer; and (c) recommends that the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

BACKGROUND.

    In January 2000, the Board authorized Edgar W. Blanch, the chief executive officer of the Company at the time, and other members of management, to explore strategic alternatives in an effort to enhance stockholder value and the business of the Company.

    In February 2000 the Company retained Lazard Freres & Co. LLC ("Lazard") to act as its investment banker in connection with a possible strategic transaction involving the Company, including a possible restructuring or the possible sale of all or a portion of the equity of the Company in the form of a merger or sale of assets or equity securities or other interests.

    Commencing in March 2000, Lazard contacted over 30 parties, including both insurance industry participants and financial investors, regarding a possible equity investment in, or business combination

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with, the Company. Of the parties contacted, the Company made management presentations to eight parties, including Parent. At various times during the period from November 2000 through April 2001, five parties (including Parent) submitted written, preliminary, non-binding indications of interest regarding a potential transaction with the Company, and several other parties expressed less definitive indications of interests.

    On March 20, 2000, Mr. Rodman Fox, a director of the Company and an executive officer of a subsidiary of the Company, and Mr. Paul Karon, an executive officer of a subsidiary of the Company, resigned and joined Parent. Following Mr. Fox's resignation from the Company, he sued the Company in Texas state court, seeking a declaration that the restrictive covenants in his employment agreement with the Company were unenforceable. The Company counterclaimed against Messrs. Fox and Karon and Parent, alleging breach of fiduciary duty, misappropriation of confidential information, tortious interference with contractual relations and violation of restrictive covenants, based on alleged actions by these parties both before and after Messrs. Fox and Karon resigned from the Company.

    On November 2, 2000, the Company, in conjunction with its announcement of its financial results for the quarter ended September 30, 2000, also announced that it was exploring strategic alternatives and had retained Lazard to assist it in this process.

    On November 6, 2000, Parent's financial advisor contacted Lazard to express Parent's potential interest in pursing a possible transaction with the Company. On November 10, 2000, John Coldman, Executive Chairman of Parent, called Edgar
W. Blanch, Jr., then Chairman of the Board and Chief Executive Officer of the Company, to confirm Parent's interest in a possible business combination of the two companies and to discuss the merits of the proposed transaction. The parties agreed during the call that Parent should provide an indication of the price range that it would be willing to pay for the Company based on publicly available information and that the parties should otherwise determine if there was a mutually acceptable basis for Parent to conduct a due diligence investigation of the Company.

    On November 17, 2000, Parent submitted an indication of interest in a possible business combination with the Company pursuant to which Parent would acquire all of the outstanding equity securities of the Company for $24 to $26 per Share. This preliminary indication of interest was made solely on the basis of publicly available information, which included the Company's November 2, 2000 announcement regarding its financial results for the quarter ended
September 30, 2000 and the subsequent investor call. This preliminary indication of interest was expressly conditioned on a complete due diligence review of the Company.

    Following receipt by the Company of Parent's preliminary indication of interest, senior management of the Company and Parent met in Minneapolis on November 21, 2000 to discuss a possible business combination and guidelines concerning the conduct of Parent's due diligence investigation of the Company. The two parties agreed, based on Parent's preliminary indication of interest, to enter into a confidentiality agreement, after which the Company would provide Parent with an information memorandum regarding the Company. It was also agreed that after the parties had executed a confidentiality agreement a data room in Dallas, Texas would be made available to Parent and its advisors to enable them to perform a due diligence review of the Company. Due to the companies' competitive relationship and the litigation pending between them, however, it was agreed that certain commercially sensitive information regarding the Company's customers and employees would be disclosed to Parent and its advisors only on a coded basis.

    On November 28, 2000, Parent entered into a confidentiality agreement with the Company. From November 29 through December 1, 2000, Parent's advisors visited the data room in Dallas, Texas to conduct an initial due diligence review on the Company. During this time period, representatives of Parent also met with the Company's chief financial officer to discuss the Company's business operations and financial condition.

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    During the month of December 2000, representatives of Parent and the Company held several meetings and telephone conversations regarding the proposed transaction, These discussions included a meeting at the offices of Lazard in New York on December 7, 2000 attended by representatives of the Company and Parent and the two parties' financial advisors. At this meeting the two parties discussed the Company's financial projections for the year ending December 31, 2001, certain of the coded information included in the data room regarding the Company's customers and employees and the expense realignment program that the Company was in the process of implementing. This meeting was followed by a meeting on December 14, 2001 at Lazard's offices in New York at which the Company's management made a presentation to Parent and its advisors concerning the Company.

    Following these meetings, however, the Company and Parent were not able to agree upon the terms of a mutually acceptable business combination and transaction process. The issues regarding the transaction process included the degree and timing of disclosure of certain commercially sensitive information regarding the Company's employees and customers as well as Parent's access to the Company's non-management personnel. In late December 2000, discussions between the two parties regarding a possible business combination were placed on hold pending resolution of these issues.

    Starting in early December 2000, the Company pursued negotiations with a third party regarding a possible minority investment in the Company. These negotiations were suspended in late January 2001 and did not resume. The Company also continued to have preliminary discussions with other parties regarding possible investments in, and business combinations with, the Company.

    Starting in late January 2001, the financial advisors for the Company and Parent discussed the basis on which talks between the Company and Parent might resume. At this time, Parent's advisors conveyed Parent's concerns regarding certain aspects of the Company's business and indicated that Parent might reduce its offer price given with its indication of interest in November 2000. On February 16, 2001, various members of senior management of the Company and certain of the Company's top business producers met in New York City with Parent and its representatives and potential capital providers. At this meeting the parties agreed upon the procedures for resuming their discussions and Parent made a presentation regarding the potential benefits of a business combination between the two companies. Between February 21 and 23, 2001, Parent and its advisors and potential capital providers were again provided access to the data room in Dallas, Texas to continue their due diligence investigation of the Company, and various senior employees of the Company held meetings with representatives of Parent.

    On February 26 and 27, 2001, various members of senior management of, and advisors to, the Company met in London with Parent and Parent's potential capital providers to continue discussions regarding a possible business combination between the two companies. At this time, Parent held discussions with the Company's London-based international management team.

    During February 2001, the Company and Lazard conducted discussions with several other parties regarding their interest in a possible business combination with the Company. None of these discussions proceeded beyond a preliminary stage.

    On March 1, 2001, members of senior management of the Company and Parent, together with their respective financial advisors and Parent's potential capital providers, held a meeting in London at which the parties discussed a transaction involving a tender offer by Parent or one of its affiliates for the outstanding equity securities of the Company followed by a merger. The parties also discussed Parent's ability to finance such a transaction as well as the potential structure of a combined organization.

    Commencing on March 2, 2001, the Company provided Parent and its potential capital providers with access to a second data room established by the Company in London, England, in which Parent

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and its advisors and potential capital providers could conduct a due diligence review of the Company's London-based international businesses and operations.

    On March 8, 2001, Parent provided the Company with a revised, oral, non-binding indicative price range of $12 to $15 per Share at which Parent would be willing to acquire all the outstanding equity securities of the Company. On March 9, 2001, the Company held a meeting of its Board at which the Board discussed Parent's indication of interest. The Board decided that the Company should explore in greater detail a possible business combination with Parent based on this indicative price range.

    On March 14, 2001, Parent and its advisors made a presentation to the Company and its advisors in New York City regarding Parent's proposal to acquire the Company, including the financing and timetable for a transaction, and identified remaining due diligence issues and conditions to Parent's offer, including the retention of certain employees of the Company who were identified as key business producers.

    On March 19, 2001, another bidder contacted the chief executive officer of the Company to express interest in a possible business combination with the Company. On March 21, this second potential bidder began a due diligence review of the Company in the offices of the Company's outside counsel in New York City.

    On March 20, 2001, Parent sent a written, non-binding proposal to the Company pursuant to which Parent proposed to acquire all the outstanding equity securities of the Company at a price per Share of $13.50 in a cash tender offer followed by a merger. This proposal was accompanied by a draft merger agreement. On March 21, 2001, the Board met to consider the written proposal and draft merger agreement submitted by Parent as well as the possibility and status of a possible transaction with the second potential bidder.

    On March 26, 2001, the Company received a written, non-binding preliminary indication of interest from the second potential bidder regarding a possible business combination between the two companies.

    On March 26, 2001, the Company, Parent and certain of their respective affiliates entered into a two week stay of the legal proceedings pending between them in Texas state court pending the outcome of the negotiations between the parties regarding a potential business combination. That stay expired on April 6, 2001.

    On March 29, 2001, counsel for the Company and Parent held a conference call to discuss the draft merger agreement submitted by Parent to the Company. On April 3, 2001, Parent sent a revised draft merger agreement to the Company and its advisors.

    On April 5, 2001, Parent provided to the Company a copy of a commitment letter and term sheet from Barclays Bank PLC setting forth the terms and conditions upon which financing would be made available to Parent sufficient to permit Parent to consummate the acquisition of the Company. Also on April 5, the Board held a meeting at which it considered the status of negotiations with, and possible offers from, both Parent and the second potential bidder. The Board decided to continue discussions with each of these parties as well as other potential suitors.

    Commencing on April 6, 2001, representatives of the second potential bidder continued a due diligence review of the Company in the offices of the Company's outside counsel in New York City. During the period from April 9 through 12, 2001, representatives and advisors of the Company and the second potential bidder held a series of meetings in London, England, and representatives of the second potential bidder were provided access to a data room in London, England to conduct a due diligence review of the Company's London-based international businesses and operations.

    During the period from April 8 through April 10, 2001, representatives of the Company and Parent met in Minneapolis, Minnesota and New York City. These meetings included a series of

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meetings between Parent and several key employees of the Company at which Parent and these employees negotiated new employment agreements providing for their continued employment by the Company after the consummation of a business combination between the two parties.

    During the period from April 10 through April 12, 2001, representatives of the Company and Parent and their respective legal and financial advisors held a series of meetings and telephone calls to further negotiate the terms of the merger agreement and resolve various outstanding due diligence issues. During this period Parent also finalized the terms of employment agreements with various key employees of the Company.

    On April 12, 2001, Parent reaffirmed its offer to acquire all the outstanding equity securities of the Company upon substantially the same terms and conditions as discussed between the parties prior to that date. Parent indicated to the Company that its offer would expire on April 13, 2001. The Company informed the second potential bidder that the status of its negotiations with another bidder required the Company to give the second potential bidder a deadline of April 13, 2001 by which to submit to the Company an offer regarding a proposed transaction. On April 12, 2001, the second potential bidder informed the Company that it would be unable to meet this deadline and that a bid would not be forthcoming at that time.

    At a meeting on April 13, 2001, the Board reviewed the Company's search for strategic alternatives, including the pending offer of Parent. The Board reviewed the terms and conditions of the proposed merger agreement between the Company and Parent, including the structure, timing and contingencies of the proposed transaction and the remaining outstanding issues under the agreement. The Company's outside counsel advised the Board with respect to the Board's fiduciary duties relevant to the proposed transaction.

    Also at this meeting, Lazard reviewed with the Board its financial analysis of the Offer Consideration and Merger Consideration and rendered to the Board its oral opinion (which was confirmed by delivery of a written opinion on April 15, 2001) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of the Shares, pursuant to the Merger Agreement, was fair to the holders from a financial point of view. The Board also resolved that neither the Company's rights plan nor Section 203 of the DGCL should be applicable to a transaction with Parent upon the terms and conditions presented to the Board at that meeting. At the conclusion of the meeting, the Board unanimously approved the merger agreement and the transactions contemplated thereby, subject to final resolution of a limited number of outstanding issues.

    The remaining outstanding issues under the merger agreement were resolved by the parties during the period from the conclusion of the Board meeting on April 13, 2001 through April 15, 2001. The Company, Parent and Purchaser executed the Merger Agreement and accompanying documents on April 15, 2001.

    On April 16, 2001, the Company and Parent issued a joint press release announcing the transaction. On that date the Company filed the press release with the SEC on a Schedule 14D-9 and filed the Merger Agreement and the press release, as well as a letter to Company employees announcing the transaction, on a Form 8-K. Parent filed the press release with the SEC on a Schedule TO. Each of the Company's Schedule 14D-9 and Form 8-K, and Parent's Schedule TO, are incorporated herein by reference.

    Pursuant to the Merger Agreement, on April 16, 2001, the Company, Parent and their respective affiliates entered into a stay of the legal proceedings pending between them in Texas state court pending consummation of the Offer and the Merger.

    On April 23, 2001, the Company and Parent issued a joint press release announcing that Parent had received sufficient irrevocable proxies to pass the necessary resolutions required for its acquisition of the Company. On that date the Company filed the press release with the SEC on a Schedule 14D-9. Parent filed the press release with the SEC on a Schedule TO. Each of the Company's
Schedule 14D-9 and Parent's Schedule TO are incorporated herein by reference.

REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED.

    In unanimously approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all of the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, the Board considered a number of factors including:

1) The Company's competitive position in the reinsurance brokerage business and the increasing competition among insurance and reinsurance brokers due to industry consolidation. If the Company were to continue as an independent entity, it may not have the resources and economies of scale to effectively attract and retain customers and revenue.

2) The financial condition, results of operations and cash flows of the Company, as well as the Company's operating and financial outlook. Among other factors, the Board considered the Company's projections for future net income and earnings before interest, tax, depreciation and amortization.

3) The fact that the Company's management had concerns regarding losing certain major customers to competitors in light of the Company's perceived instability and potential inability to compete with larger, more stable competitors that may be able to offer a broader breadth of products, lower prices due to economies of scale and greater global reach.

4) The fact that the Company's management had concerns regarding retaining key employees, including some key business producers, in light of the Company's perceived financial and operational difficulties.

5) The Company's cash position (including cash equivalents, short term investments and restricted cash) and the rate at which the Company expected to deplete such reserves in 2001.

6) The fact that the Company, with the assistance of Lazard, had spent several months exploring the Company's strategic options and that as a result of this process no third party, other than Parent, had presented the Company with a firm offer that the Board felt was in the best interests of the Company and its stockholders.

7) The historical market prices, recent trading activity and range and public trading multiples of the Shares, including the fact that the Offer Price represents a premium of approximately 68% over the $8.02 closing price of the Shares on the New York Stock Exchange on April 12, 2001, the last full trading day prior to the meeting of the Board to approve the Merger Agreement.

8) The opinion and related analyses of Lazard, as of April 13, 2001, as to the fairness, from a financial point of view, of the $13.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates). The full text of Lazard's written opinion, dated April 15, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lazard is attached hereto as Exhibit 5 and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully and in its entirety.

9) The fact that the transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $13.50 per Share in cash.

10) The fact that, pursuant to the Merger Agreement, the Board has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement in order to accept a superior proposal if (a) a majority of the Board has determined, in good faith, after consultation with the Company's outside legal counsel, that failure to do so would or could reasonably be expected to constitute a breach of its fiduciary duties under applicable law, in light of all of the relevant factors regarding the unsolicited proposal and (b) the Company pays to Parent a $4.5 million termination fee and up to $2.7 million in documented expenses if the Company enters into an agreement within six months of such termination regarding such superior proposal and the transaction contemplated thereby is consummated, or alternatively, the Company pays to Parent $1.5 million in documented expenses but no termination fee if such transaction is not consummated. In making these determinations, the Board would be able to consider all relevant factors related to the new proposal and the Merger Agreement.

11) The fact that the aggregate amount of the termination fee and the expense reimbursement fee, and the circumstances under which such fees would be payable to Parent pursuant to the Merger Agreement, appear reasonable taking into account that (a) Parent was willing to make its offer only upon the express condition that the Company agreed to such termination fee and expense reimbursement amount upon the terms set forth in the Merger Agreement and (b) the belief of the Board that the aggregate amount of the termination fee and the expense reimbursement amount would not be likely to deter potentially interested third parties from pursuing an acquisition of the Company.

12) The fact that the Company has protected many of its interests by insisting upon an expense reimbursement from Parent for its expenses incurred following the execution of the Merger Agreement to be paid in the event that Parent or Purchaser are unable to secure sufficient financing in a timely manner or acquire necessary shareholder approvals.

13) The pending legal proceedings between the Company and Parent and certain of their respective affiliates, including the chances of the Company either prevailing in such litigation or reaching a settlement thereof, the amount, if any, that the Company might realistically recover in any such legal proceeding or settlement and the uncertainties regarding these matters.

14) The fact that the exercise price of most options is greater than the offer price, and that in connection with the Merger, such options shall be cancelled and holders thereof shall not receive any consideration in exchange therefor.

15) The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

16) The fact that, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the possibility for the Company's stockholders to participate in the potential future growth and profits of the Company.

    The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

INTENT TO TENDER

    To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter dated February 3, 2000 (as extended as of February 3, 2001, the "Engagement Letter"), the Company retained Lazard to act as its investment banker in connection with potential strategic transactions, including, without limitation, a restructuring or sale of the Company or interests in the Company, to which the Offer and the Merger would apply. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Lazard a fee of $3.5 million (based on this transaction) for its financial advisory services upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Lazard for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel and other professional advisors, and to indemnify Lazard and its successors against certain liabilities, including liabilities under the federal securities laws, arising out of Lazard's engagement. Lazard provides a full range of financial advisory and securities services, and in the ordinary course of its business, Lazard and its affiliates may from time to time hold securities, including derivative securities, of the Company or Parent for their own account and for the account of customers.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth in this Schedule 14D-9, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, has effected a transaction in the Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to or would result in (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(iv) any material change in the present dividend rate, policy, indebtedness or capitalization of the Company. Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters described above.

ITEM 8. ADDITIONAL INFORMATION.

INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT

    The Information Statement attached hereto as Annex A is being furnished to the stockholders of the Company in connection with the possible designation by Purchaser, pursuant to the Merger Agreement and following the acquisition of the Shares pursuant to the Offer, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

DELAWARE GENERAL CORPORATION LAW

    The Offer and the Merger are subject to certain provisions of Delaware law relating to appraisal rights and business combinations with "interested stockholders." A discussion of these laws is set forth in Sections 12 and 15 of the Offer to Purchase, which is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

    In the interest of providing stockholders with certain information regarding the Company's future plans and operations, certain statements set forth in this
Schedule 14D-9 relate to management's future plans and objectives. Such statements are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of the Company are, to the knowledge and in the judgment of the officers and directors of the Company, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result.

ITEM 9. EXHIBITS.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
          1.            Agreement and Plan of Merger, dated as of April 15, 2001,
                        among Benfield Greig Group plc, Barrel Acquisition
                        Corporation and E.W. Blanch Holdings, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by the Company with the SEC on April 16, 2001).

          2.            Offer to Purchase dated April 30, 2001 (incorporated by
                        reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on April 30, 2001).

          3.            Letter of Transmittal (incorporated by reference to Exhibit
                        (a)(1)(B) to the Schedule TO filed with the SEC on April 30,
                        2001).

          4.            Confidentiality Agreement, dated November 28, 2000, between
                        Benfield Greig Group plc and E.W. Blanch Holdings, Inc.,
                        (incorporated by reference to Exhibit (d)(2) to the Tender
                        Offer Statement on Schedule TO, filed by Parent and
                        Purchaser with the SEC on April 30, 2001).

          5.            Opinion of Lazard Freres & Co., L.L.C., dated April 15,
                        2001.*

          6.            Information Statement pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, dated April 30, 2001.*

          7.            Specimen Severance Agreement (incorporated by reference to
                        Exhibit 10 of the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997).

          8.            Schedule of Executives Receiving Severance Agreements
                        (incorporated by reference to Exhibit 10.15 of the Annual
                        Report on Form 10-K for the fiscal year ended December 31,
                        2000).

          9.            Item 3 ("Legal Proceedings") of the Company's Annual Report
                        on Form 10-K for the fiscal year ended December 31, 2000
                        (incorporated by reference to the Company's Annual Report on
                        Form 10-K for the fiscal year ended December 31, 2000).

         10.            Joint press release issued by the Company and Parent on
                        April 16, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed by the Company with
                        the SEC on April 16, 2001).

         11.            Joint press release issued by the Company and Parent on
                        April 23, 2001 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9, filed by the Company with the SEC on
                        April 24, 2001)

         12.            Letter to stockholders from Chris Walker, dated Aprill 30,
                        2001.*

         13.            Letter to employees, dated April 16, 2001 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K, filed by the Company with the SEC on April 16, 2001).

------------------------

* Included in the copy of the Schedule 14D-9 mailed to the Company's stockholders and filed herewith.

+  Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       By:  /s/ CHRIS L. WALKER
                                                            -----------------------------------------
                                                            Name: Chris L. Walker
                                                            Title: CHAIRMAN OF THE BOARD AND
                                                                 CHIEF EXECUTIVE OFFICER
                                                            Dated: April 30, 2001